Filed Pursuant to Rule 424(b)(3)

Registration No. 333-180274

AMERICAN REALTY CAPITAL TRUST IV, INC.
SUPPLEMENT NO. 6, DATED MARCH 15, 2013,
TO THE PROSPECTUS, DATED JUNE 8, 2012

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital Trust IV, Inc., or the Company, dated June 8, 2012, or the Prospectus, as supplemented by Supplement No. 5, dated January 28, 2013, or Supplement No. 5. This Supplement No. 6 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 5 and should be read in conjunction with the Prospectus and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 6 is to:

•	update disclosure relating to operating information, including the status of the offering and the shares currently available for sale.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 60.0 million shares of common stock on June 8, 2012. On September 10, 2012, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of common stock, broke escrow and issued shares to our initial investors who were admitted as stockholders. On November 5, 2012, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we now accept subscriptions from all states where we have cleared, including subscriptions from residents of Pennsylvania.

As of March 13, 2013, we had acquired 76 properties which were 100% leased. As of March 13, 2013, we had total real estate investments, at cost, of $158.6 million. As of December 31, 2012, we had incurred, cumulatively to that date, $36.8 million in selling commissions, dealer manager fees and other offering costs for the sale of our common stock.

On March 15, 2013, we announced that we had notified our selling group members that, through March 13, 2013, we had raised $915.7 million under our primary offering. Our primary offering will close on the earlier to occur of (i) June 8, 2014 or (ii) the sale of the maximum of $1.5 billion under our primary offering (plus any common stock available under our $237.5 million distribution reinvestment plan, or DRIP). The average weekly equity raise over the past month suggests that we will reach our maximum offering and close to new investments in early spring 2013. In line with our best practices, we will close our offering as originally sized and will not raise additional capital through a follow-on offering.

Shares Currently Available for Sale

As of March 13, 2013, we had received aggregate gross proceeds of $918.7 million, consisting of the sale of 37.2 million shares of common stock under our primary offering and the receipt of $3.0 million from the DRIP. As of March 13, 2013, there were 37.3 million shares of our common stock outstanding, including restricted stock and shares issued under the DRIP. As of March 13, 2013, there were 22.8 million shares of our common stock available for sale, excluding shares available under our DRIP.